UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

MP Materials Corp.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
553368101
(CUSIP Number)
James H. Litinsky c/o MP MATERIALS CORP. 1700 S. Pavilion Center Drive, Suite 800 Las Vegas, NV 89135 (702) 844-6111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 26, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
James H. Litinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,941,416

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,941,416

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,941,416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 553368101	Page 3 of 4 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 23, 2020, Amendment No. 2 filed on March 30, 2021, Amendment No. 3 filed on September 20, 2021, Amendment No. 4 filed on March 2, 2022, Amendment No. 5 filed on August 10, 2022, Amendment No. 6 filed on September 9, 2022, and Amendment No. 7 filed on May 26, 2023 (collectively the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of MP Materials Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 1700 S. Pavilion Center Drive, Suite 800, Las Vegas, Nevada 89135. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and supplemented as follows:

(b) The address for Mr. Litinsky is c/o MP Materials Corp., 1700 S. Pavilion Center Drive, Suite 800, Las Vegas, Nevada 89135.

Item 5.	Interest in Securities of the Issuer

Item 5(a-c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Litinsky may be deemed to beneficially own 18,941,416 shares of Common Stock, representing approximately 10.7% of the shares of Common Stock outstanding. This amount consists of: (i) 18,316,485 shares of Common Stock held in the Revocable Trust, representing approximately 10.3% of the shares of Common Stock outstanding; (iii) 600,000 remaining restricted stock units (“RSUs”) of the original 800,000 RSUs granted to Mr. Litinsky that vest in four annual installments beginning on November 18, 2022, where each RSU represents the contingent right to receive, upon vesting of the RSU, one share of Common Stock; (iv) 21,164 RSUs granted to Mr. Litinsky that vest in four annual installments beginning on January 13, 2024, where each RSU represents the contingent right to receive, upon vesting of the RSU, one share of Common Stock; and (v) 3,767 shares of Common Stock owned by Mr. Litinsky.

The percentage of shares of Common Stock outstanding reported herein is based on 177,620,849 shares outstanding as of May 1, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 5, 2023.

(c) On May 26, 2023, 647,832 shares of Common Stock were sold by JHL Capital Group Holdings One LLC in open market brokerage transactions in order to satisfy tax obligations of JHL Capital Group Fund Ltd. associated with the in-kind distributions described in Amendment No. 7. These shares were sold in multiple transactions, in the amounts and at the price ranges listed in the table below. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the table below. On May 26, 2023, JHL Capital Group LLC distributed in kind, for no consideration and on a pro rata basis, all of the 2,169,712* shares of Common Stock beneficially owned by it to its members (all of which were received by the Revocable Trust, either immediately or after subsequent in-kind distributions). No other transactions in the shares of Common Stock were effected by the Reporting Person since the filing of Amendment No. 7 on May 26, 2023.

Number of Shares	Weighted Average Price	Low Price	High Price
585,012	$21.65	$21.50	$21.9675
62,820	$22.12	$22.00	$22.66

*This figure was inadvertently underreported by 2,448 shares of Common Stock in Amendment No. 7 (i.e., reported as 2,167,264 shares) when reporting the shares of Common Stock beneficially owned by JHL Capital Group LLC after the in-kind distributions from JHL Capital Group Holdings One LLC and JHL Capital Group Holdings Two LLC.

Item 7.	Material to be Filed as Exhibits Item 7 of the Schedule 13D is hereby amended and supplemented as follows: Exhibit 5 – Power of Attorney, dated May 26, 2023

CUSIP No. 553368101	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2023

JAMES H. LITINSKY
By:	/s/ Elliot D. Hoops
Name:	Elliot D. Hoops
Title:	Attorney-in-Fact